EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                   June 14, 2009

TEL AVIV STOCK EXCHANGE         SECURITIES AUTHORITY

www.tase.co.il                  www.isa.gov.il

                                IMMEDIATE REPORT

         Subject of the Event: Loans of the Bank to the Electric Company

During 1990's the Bank granted loans to the Israel Electric Company Ltd. ("the Electric Company") in a total amount of 1.5 billion Dollars guaranteed by the State of Israel and from deposits in said amount deposited by the State with the Bank. The loans and deposits carry identical terms (except for the Bank's margin) back-to-back. The balance of these loans and deposits as of March 31, 2009 was approximately 1.2 billion Dollars (approximately NIS 5.12 billion). Within the framework of the Compromise and Arrangement Plan between the Bank and its shareholders which was approved by the court on November 24, 2008, it was established that if the sale of the Bank's shares according to the Plan was consummated, these loans and deposits would be assigned to the State or to a party as the State instructs. The State approached the Bank requesting to modify the manner in which the loans of the Electric Company are secured to the Bank, so that instead of their being secured by a State guarantee it would be agreed between the State and the Bank that the loans would become loans "at the risk" of the deposits that were the source for providing the loans, in such a manner that the Bank would be obliged to pay the deposits to the State only if the Electric Company will pay its loans to the Bank. The State falls under the definition of "a controlling shareholder" of the Bank according to Section 268 of the Companies Law - 1999. On June 14, 2009 the Bank's Board of Directors deliberated the approval of the requested modification, after it was presented with a legal opinion stating that the modification should not be deemed an "extraordinary transaction" which also requires the approval of the Audit Committee and the General Meeting. In light of the opinion and after the Board was satisfied that this is a technical modification which is not detrimental to the Bank and that essentially the loans remain loans not within the risk of the Bank but rather the full risk of the State, as they were to date, the Board of Directors approved the requested modification. Following the above modification there may be a change in the accounting presentation of the loans and the deposits that were the source for the loans. Pursuant to the public reporting directives published by the Supervisor of the Banks and which are still applicable to the Bank, if the payment of deposits to a depositor is conditioned on the extent of the collection of credit and the banking entity has no risk of loss from the credit, they should be set-off against each other and presented in a net amount in the balance sheet. The Bank still needs to receive the position of the Supervisor of the Banks regarding the applicability of this directive. If in fact the directive will be applicable, this will mean that the loans to the Electric Company and the deposits which were the source of the loans will not be included in the Bank's balance sheet, and the reference to them will be given within the framework of the Note for Contingent Liabilities and Special Commitments.

The date and time when the Company was first made aware of the event or matter:

June 14, 2009 at 12:00 P.M.